UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 0-29946

Qiao Xing Universal Resources, Inc.

(Translation of registrant’s name into English)

Qiao Xing Science Industrial Park

Tang Quan

Huizhou City, Guangdong, People’s Republic of China 516023

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAO XING UNIVERSAL RESOURCES, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Qiao Xing Universal Resources, Inc. (the “Company”), a British Virgin Islands company with limited liability, will be held at 15:00 PM Beijing time on Thursday, December 29, 2011, at the Company’s office at 30th Floor, Tower A, Eagle Run Plaza, No. 26 Xiaoyun Road, Chaoyang District, Beijing 100016, People’s Republic of China, for the following purposes:

1.	To elect Ze Yun Mu, Edward Tsai, Yi Hong Zhang, Zhiyang Wu and Kaisong Xiang as directors of the Company for a one-year term of office;

2.	To approve the selection of Crowe Horwath (HK) CPA Limited as the Company’s independent registered certified public accountants for the year ending December 31, 2011.

3.	To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

You can find more information about each of these items in the attached proxy statement. Holders of record of shares of the Company at the close of business on December 5, 2011 will be entitled to attend and vote at the AGM. A shareholder entitled to attend and vote is also entitled to appoint a proxy to attend and vote instead of him and that proxy need not be a shareholder of the Company.

Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible. Please refer to the enclosed proxy card for voting instructions. The enclosed proxy card shall arrive no later than 10:00 AM Beijing time on December 27, 2011 to ensure your representation and the presence of a quorum at the AGM. If you grant a proxy, you may revoke it at any time prior to the AGM. Also, whether or not you grant a proxy, you may vote in person if you attend the AGM.

Copies of this notice, the proxy statement and the Company’s annual report for the year ended December 31, 2010 are available on the Company’s website at http://www.cosun-xing.com/index.asp.

By order of the Board of Directors,

Zhiyang Wu
Chairman of the Board of Directors

December 15, 2011

Qiao Xing Universal Resources, Inc.

Proxy Statement

For Annual General Meeting of Shareholders

to be Held on December 29, 2011

General

This proxy statement is being furnished to holders of shares (the “Shareholders” and each a “Shareholder” ) of Qiao Xing Universal Resources, Inc. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the annual general meeting of Shareholders (the “AGM”) to be held on Thursday, December 29, 2011, at 15:00 PM Beijing time, at the Company’s office at 30th Floor, Tower A, Eagle Run Plaza, No. 26 Xiaoyun Road, Chaoyang District, Beijing 100016, People’s Republic of China (the “PRC”), and at any adjournments or postponements thereof.

The specific proposals to be considered and acted upon at the AGM are summarized in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). Each proposal is described in more detail in this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on December 5, 2011 (the “Record Date”) are entitled to vote at the AGM. On the Record Date, 96,050,182 of the Company’s shares with par value of $.001 per share were issued and outstanding. Shareholders are entitled to one vote, in person or by proxy, for each share held in their name on the Record Date. Shareholders representing a majority of the shares outstanding and entitled to vote must be present or represented by proxy to constitute a quorum.

Voting and Solicitation

Holders of shares outstanding on the Record Date are entitled to one vote for each share held. At the AGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote the fully paid shares held by such Shareholder. A resolution put to the vote of a meeting at which a quorum is present shall be decided by the vote of the holders of a majority of the shares present or represented by proxy and voting.

The cost of soliciting proxies will be borne by the Company. Proxies may be solicited by certain directors, officers and regular employees of the Company, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names the shares of the Company beneficially owned by others to forward to those beneficial owners.

When proxies are properly dated, executed, and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the shares they represent will be voted at the AGM in accordance with the instructions of the Shareholder. If no specific instructions are given by such Shareholder, the shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the AGM. Abstentions by Shareholders are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Proposal 1. ELECTION OF ZE YUN MU, EDWARD TSAI, YI HONG ZHANG, ZHIYANG WU and KAISONG XIANG AS DIRECTORS OF XING FOR A ONE-YEAR TERM OF OFFICE

Mr. Ze Yun Mu, age 44, has served as an independent director since September 15, 2003. Mr. Mu had also served since 1998 as the external affairs director for Huizhou Wei Guo Machinery Factory and served as a technician for them from 1990 to 1998. Mr. Mu is a citizen of the People’s Republic of China

Dr. Edward Tsai, age 53, has served as an independent director since December 2007. Dr. Tsai has been the chairman of Paradigm Venture Partners L.L.C. since August 2000, a business engaged in venture capital funds management. From February 1997 to February 2000, he served as president of Allianz President General Insurance Co. Dr. Tsai was president and chief executive officer of President Investment Trust Corp. from January 1994 to February 1997 engaged in mutual funds management. He was an attorney-at-law with Baker & McKenzie from October 1989 to January 1994 and with Diepenbrock, Wolff, Plant & Hannagen from August 1988 to October 1989. Dr. Tsai received his J.D. degree from Santa Clara University in 1988, his LL.M. degree from Tulane University in 1983, his LL.B. degree from Chinese Culture University in 1979 and the Executive Program of Business Management from National Cheng-Chi University in 1998. Dr. Tsai is a citizen of the Republic of China.

Mr. Yi Hong Zhang, age 67, has served as an independent director since December 2004. Since 2004, he has served as senior advisor and independent director of Guangzhou Hualin Enterprise Group. From 2001 through 2003, Mr. Zhang was the standing deputy director of the leadership panel for technical assessment under the Guangdong Science and Technology Institute. From 2000 to 2001, he served as chairman and general manager of Guangdong Zhongping Yueke Appraisal Co., Ltd. From 1994 to 1999, Mr. Zhang served as head of the Guangdong Science and Technology Appraisal Center. Mr. Zhang is a citizen of the People’s Republic of China.

Mr. Zhiyang Wu, age 38, served as the Company’s Vice Chairman and Board Secretary from 1992 to 2010. He has also been serving as Chairman of Qiao Xing Mobile Communication Co., Ltd., the Company’s majority owned subsidiary (“QXM”), since 2003 and as QXM’s Chief Executive Officer since December 2010. From 1995 to 1999, he was the General Manager of Qiao Xing Communication Industry Co., Ltd., a former subsidiary of the Company. Mr. Wu received a diploma in enterprise management from Huizhou University in China. Mr. Zhiyang Wu is the son of Mr. Ruilin Wu, a 43.2% shareholder of the Company. Mr. Wu is a citizen of the People’s Republic of China.

Mr. Kaisong Xiang, age 57, most recently served as Chief Engineer of a mining company based in Hunan Province, China. His more than 35 years of experience includes mineral resource surveying, license application and document drafting; technical supervision with the Institute of Geological Survey; and serving as technical section chief for the Huayuan Xingfa lead and zinc deposit development project, as well as mineral resources prospecting and survey of gold, silver and copper deposits. Mr. Xiang graduated from the Wuhan Institute of Geology and obtained the qualification of senior geology engineer from the Hunan Provincial Human Resources Department in 2001. He was honored with the achievement award from the Bureau of Geology and Mineral Exploration and Development of Hunan Province in 2000. Mr. Xiang is a citizen of the People’s Republic of China.

Vote required and Board of Directors’ Recommendation

The election of each director will require the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at a meeting at which a quorum is present. Cumulative voting for directors is not authorized and proxies cannot be voted for more than five nominees.

With respect to Proposal 1, the Board recommends that the Shareholders vote FOR the proposal to elect Mr. Ze Yun Mu, Dr. Edward Tsai, Mr. Yi Hong Zhang, Mr. Zhiyang Wu and Mr. Kaisong Xiang as directors of the Company for a one-year term of office.

Proposal 2. SELECTION OF CROWE HORWATH (HK) CPA LIMITED AS THE COMPANY’S INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2011

Vote Required and Board of Directors’ Recommendation

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at a meeting at which a quorum is present.

With respect to Proposal 2, the Board recommends that the Shareholders vote FOR the selection of Crowe Horwath (HK) CPA Limited as the Company’s independent registered certified public accountants for the year ending December 31, 2011.

OTHER MATTERS

The Board knows of no other business that will be presented at the AGM. If any other business is properly brought before the AGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

Annual Report

The Company’s annual report for the year ended December 31, 2010 is available on the Company’s website at http://www.cosun-xing.com/index.asp. The annual report is not incorporated in the proxy statement and is not to be considered a part of the soliciting material.

By Order of the Board of Directors,

Zhiyang Wu

Chairman of the Board of Directors

December 15

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held on December 29, 2011

The undersigned hereby appoints Zhiyang Wu and Ze Yun Mu, or either of them, as the lawful agent and Proxy of the undersigned and hereby authorizes them to represent and vote as designated below, all of the shares of Qiao Xing Universal Resources, Inc. (the “Company”) held of record by the undersigned as of the close of business on December 5, 2011, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders to be held at 15:00 PM Beijing time on Thursday, December 29, 2011, at the Company’s office at 30th Floor, Tower A, Eagle Run Plaza, No.26 Xiaoyun Road, Chaoyang District, Beijing 100016, People’s Republic of China, or at any postponement or adjournment thereof. Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated with respect to any proposal specified herein, the proxies will have authority to vote FOR such proposal. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

Annual Meeting Proxy Card

Election of Directors

1. The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2 and Proposal 3.

FOR all nominees listed below

(except as marked to the WITHHOLD AUTHORITY to vote

contrary below) for all nominees listed below

01 - Ze Yun Mu* 02 - Edward Tsai* 03 - Yi Hong Zhang* 04 - Z.Y. Wu* 05 - K.S. Xiang*

*To re-elect as director of the Company for a one-year term of office.

(INSTRUCTION: To withhold authority to vote for any nominees, write the nominees’ names on the space provided below.)

For Against Abstain

2. To approve the selection of Crowe Horwath (HK) CPA PLEASE CHECK THIS BOX IF YOU INTEND

Limited as the Company’s independent registered certified TO BE PRESENT AT THE MEETING.

public accountants for the year ending December 31, 2011.

3. To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

It is understood that when properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder. WHERE NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS PROPOSED IN ITEM (1) AND FOR ITEMS (2) AND (3).

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and confirms all that said proxy or his substitutes may do by virtue hereof.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy)

Signature 1 - Please keep signature within the box

Signature 2 - Please keep signature within the box

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Qiao Xing Universal Resources, Inc.

Dated: December 15, 2011	By:	/s/ Zhiyang Wu
Name: Zhiyang Wu
Title: Chairman